SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT is made and entered into as of January 12, 2015 (the "Agreement") by and among Jamba, Inc., a Delaware corporation (the "Company"), and each of the parties listed on Exhibit A hereto (each, an "Investor" and collectively, the "Investors"). The Company and the Investors are referred to herein as the "Parties."

WHEREAS, each of the Investors beneficially own the number of shares of the Company's common stock, par value $0.001 per share (the "Common Stock") listed on Exhibit A hereto;

WHEREAS, on November 24, 2014, JCP Investment Partnership, LP and certain of its affiliates ("JCP") delivered a letter (the "Nomination Letter") nominating six individuals for election to the Company's Board of Directors (the "Board") at the Company's 2015 annual meeting of stockholders (the "2015 Annual Meeting");

WHEREAS, Engaged Capital, LLC and certain of its affiliates ("Engaged Capital") own approximately 8.2% of the outstanding shares of Common Stock of the Company; and

WHEREAS, the Company has reached an agreement with each of JCP and Engaged Capital with respect to certain matters related to the Company's board composition and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.   Settlement Covenants.

(a)   Board Matters. The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to: (i) cause one current member of the Board to no longer serve on the Board after the 2015 Annual Meeting by not nominating such individual as a director of the Company for election as an incumbent director at the 2015 Annual Meeting, and (ii) appoint, immediately after execution of this Agreement, each of James C. Pappas and Glenn W. Welling (each a "New Director" and collectively the "New Directors") as directors of the Company with terms expiring at the 2015 Annual Meeting. The Company will take all necessary actions to nominate each New Director for election as an incumbent director at the 2015 Annual Meeting for a term expiring at the 2016 annual meeting of stockholders (the "2016 Annual Meeting"). The Company further agrees that without the unanimous approval of the Board, including each New Director, the size of the Board shall not exceed nine members following the 2015 Annual Meeting and prior to the 2016 Annual Meeting.

(b)   Replacements. The Company agrees that if a New Director resigns for any reason or is otherwise unable to serve as a director of the Company prior to the 2015 Annual Meeting, the Board will consider an alternative substitute individual(s) to recommend to the Nominating and Corporate Governance Committee of the Board, and will consider in good faith and consistent with its fiduciary duties any individual(s) recommended by JCP or Engaged Capital, as the case may be, who qualify as an "independent director" for purposes of the listing qualification rules of the Nasdaq Stock Market.

(c)   Committees of the Board. The Company agrees that, concurrent with their appointment to the Board, (i) Mr. Pappas shall be appointed as a member of the Nominating and Corporate Governance Committee of the Board and as a member of the Audit Committee of the Board, (ii) Mr. Welling shall be appointed as a member of the Compensation and Executive Development

Committee of the Board, and (iii) at least one New Director shall be appointed to any new committee of the Board established after the date of this Agreement, so long as such individual is eligible to serve in such capacity pursuant to applicable law and the rules of the Nasdaq Stock Market.

(d)   Board Policies and Procedures.   Each New Director understands and acknowledges that all members of the Board, including the New Directors, are required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company's code of business conduct and ethics, securities trading policies, director confidentiality policies, and corporate governance guidelines, and agrees to preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees. Each New Director and Investor shall provide the Company with such information concerning such New Director or Investor, as the case may be, as is required to be disclosed under applicable law or stock exchange regulations, in each case as promptly as necessary to enable timely filing of the Company's proxy statement.

Section 2.   2015 Annual Meeting.

(a)   The Company agrees to use its commercially reasonable efforts to hold the 2015 Annual Meeting no later than May 29, 2015.

(b)   Withdrawal of Nomination Letter. Effective immediately, JCP hereby irrevocably withdraws the Nomination Letter and agrees not to bring any other business or proposals before or at the 2015 Annual Meeting. Engaged Capital agrees not to bring any business or proposals before or at the 2015 Annual Meeting.

(c)   At the 2015 Annual Meeting, each of the Investors agree to vote by proxy and vote all shares of Common Stock beneficially owned by each Investor and its Affiliates (as defined below) in favor of (i) the election of directors nominated by the Board, and (ii) otherwise in accordance with the Board's recommendation, including in favor of all other matters recommended for stockholder approval by the Board; provided, however, in the event that Institutional Shareholders Services (ISS) recommends otherwise with respect to any proposals (other than the election of directors), each of the Investors shall be permitted to vote in accordance with the ISS recommendation.

Section 3.   Standstill.

(a)   JCP agrees that, from the date of this Agreement until the expiration of the Standstill Period (as defined below), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates (as defined below) not to, directly or indirectly, in any manner, acting alone or in concert with others:

(i)   submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board (including by way of Rule 14a-11 of Regulation 14A), other than as expressly permitted by this Agreement;

(ii)   engage in, directly or indirectly, any "solicitation" (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a "participant in a solicitation" (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Common Stock (including any withholding from voting) or grant a proxy with respect to the voting of the Common Stock or other voting securities to any person other than to the Board or persons appointed as proxies by the Board;

    (iii) seek to call, or to request the call of, a special meeting of the Company's stockholders, or make a request for a list of the Company's stockholders or for any books and records of the Company;

    (iv) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other to the extent such a group may be deemed to result with the Company or any of its Affiliates or Associates as a result of this Agreement;

    (v) vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board;

    (vi) except as specifically provided in Section 1 and Section 2 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

    (vii) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person;

    (viii) other than at the direction of the Board or any committee thereof and except in connection with an Opposition Matter (as defined below), seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Company, change in capital structure, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company;

    (ix) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any (A) interests in any of the Company's indebtedness or (B) Common Stock of the Company representing in the aggregate (amongst JCP and its Affiliates and Associates) in excess of 9.9% of the Company's outstanding Common Stock; provided, however, nothing herein shall prevent JCP from confidentially seeking a waiver to acquire in excess of 9.9% of the Company's outstanding Common Stock;

    (x) disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing;

    (xi) take any action challenging the validity or enforceability of any provisions of this Section 3; or

(xii) enter into any agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities.

(b) As used in this Agreement:

(i) the terms "<u>Affiliate</u>" and "<u>Associate</u>" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>");

(ii) the terms "<u>beneficial owner</u>" and "<u>beneficial ownership</u>" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and

(iii) the terms "<u>person</u>" or "<u>persons</u>" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(iv) the term "<u>Opposition Matter</u>" shall mean any of the following transactions, but only to the extent required by the Delaware General Corporation Law (or, exclusively in the case of the issuance of more than twenty (20%) of the Company's then outstanding shares of Common Stock, the rules of the Nasdaq Stock Market), to be submitted by the Board to the Company's stockholders for approval: the sale or transfer of all or substantially all of the Company's assets in one or a series of transactions, the sale or transfer of a majority of the outstanding shares of the Company's Common Stock (through a merger, stock purchase or otherwise), any merger, consolidation, acquisition of control or other business combination, tender or exchange offer, dissolution, liquidation, reorganization, or change in capital structure (including issuance in the aggregate of more than twenty (20%) percent of the Company's then outstanding shares of Common Stock), in each case that has been approved by the Board but voted against by either New Director.

(v) the term "<u>Standstill Period</u>" shall mean the period commencing on the date of this Agreement and ending on the day that is 45 days prior to the expiration of the Company's advance notice period for the nomination of directors at the Company's 2016 Annual Meeting.

Section 4. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute the Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 5. <u>Representations and Warranties of the Investors</u>. Each Investor, on behalf of itself, severally represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns only the number of shares of Common Stock as described opposite its name on Exhibit

A and Exhibit A includes all Affiliates of any Investors that own any securities of the Company beneficially or of record, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute the Agreement on behalf of itself and the applicable Investor associated with that signatory's name, and to bind such Investor to the terms hereof and (d) the execution, delivery and performance of this Agreement by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

Section 6.   Mutual Non-Disparagement.

(a)   Each Investor agrees that, during the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the "Company Representatives"), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.

(b)   The Company hereby agrees that, during the Standstill Period, neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, any Investor or any of its agents or representatives (collectively, the "Investor Representatives"), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Investor or its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of any Investor or Investor Representatives.

(c)   Notwithstanding the foregoing, nothing in this Section 6 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party must provide written notice to the other Parties at least two business days prior to making any such statement or disclosure required by under the federal securities laws or other applicable laws that would otherwise be prohibited the provisions of this Section 6, and reasonably consider any comments of such other Parties.

5

Section 7.   Public Announcements. Promptly following the execution of this Agreement, the Company shall issue a press release (the "Press Release") announcing this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release, neither the Company nor any of the Investors shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release.

Section 8.   Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall reimburse JCP for its reasonable related fees and expenses, including fees and expenses of counsel for JCP, in an amount not to exceed in the aggregate $10,000.

Section 9.   Specific Performance. Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

Section 10.   Notice. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

To the Company:

> Jamba, Inc.
> 6475 Christie Avenue, Suite 150
> Emeryville, CA 94608
> Fax No.: (510) 653-0643
> Attention: James White
>
> with a copy to (which shall not constitute notice):
>
> DLA Piper LLP (US)
> 2000 University Avenue
> East Palo Alto, California 94303
> Fax No.: (650) 687-1205
> E-mail: eric.wang@dlapiper.com
> Attention: Eric H. Wang

To JCP:

JCP Investment Management, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
Attention: James C. Pappas
Facsimile: (713) 333-5540
Email: jcp@jcpinv.com

To Engaged Capital:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660
Attention: Glenn Welling
Facsimile: (949) 734-7901
Email: Glenn@engagedcapital.com

Section 11.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 12.   Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

Section 13.   Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 14.   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

Section 15.   Amendment. This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties.

Section 16.   Successors and Assigns; No Third Party Beneficiaries. This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other Parties. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any person other than the Parties hereto and their respective successors and assigns.

Section 17.   Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. Counterparts delivered by electronic transmission shall be deemed to be originally signed counterparts.

(Signature page follows)

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

JAMBA, INC.

By: _____

Name: James D. White

Title: Chairman, President and Chief Executive Officer

INVESTORS:

Engaged Capital Master Feeder I, LP

By: Engaged Capital, LLC
      General Partner

By: 
     Name: Glenn W. Welling
     Title: Managing Member and Chief
               Investment Officer

Engaged Capital Master Feeder II, LP

By: Engaged Capital, LLC
      General Partner

By: 
     Name: Glenn W. Welling
     Title: Managing Member and Chief
               Investment Officer

Engaged Capital I, LP

By: Engaged Capital, LLC
      General Partner

By: 
     Name: Glenn W. Welling
     Title: Managing Member and Chief
               Investment Officer

Engaged Capital I Offshore, Ltd.

By: 
     Name: Glenn W. Welling
     Title: Director

Engaged Capital II, LP

By: Engaged Capital, LLC
      General Partner

By: 
     Name: Glenn W. Welling
     Title: Managing Member and Chief
               Investment Officer

Engaged Capital II Offshore, Ltd.

By:  _____
    Name: Glenn W. Welling
    Title: Director

Engaged Capital, LLC

By:  _____
    Name: Glenn W. Welling
    Title: Managing Member and Chief
              Investment Officer

Engaged Capital Holdings, LLC

By:  _____
    Name: Glenn W. Welling
    Title: Sole Member

 _____
Glenn W. Welling

JCP Investment Partnership, LP

By: JCP Investment Management, LLC
      Investment Manager



By: _____
     Name: James C. Pappas
     Title: Managing Member

JCP Investment Partners, LP

By: JCP Investment Holdings, LLC
      General Partner



By: _____
     Name: James C. Pappas
     Title: Sole Member

JCP Investment Holdings, LLC



By: _____
     Name: James C. Pappas
     Title: Sole Member

JCP Investment Management, LLC



By: _____
     Name: James C. Pappas
     Title: Managing Member



_____
James C. Pappas

EXHIBIT A

Investor	Shares of Common Stock Beneficially Owned
Engaged Capital Master Feeder I, LP	610,465
Engaged Capital Master Feeder II, LP	821,424
Engaged Capital I, LP	610,465
Engaged Capital I Offshore, Ltd.	610,465
Engaged Capital II, LP	821,424
Engaged Capital II Offshore Ltd.	821,424
Engaged Capital, LLC	1,431,889
Engaged Capital Holdings, LLC	1,431,889
Glenn W. Welling	1,431,889
JCP Investment Partnership, LP	407,133
JCP Investment Partners, LP	407,133
JCP Investment Holdings, LLC	407,133
JCP Investment Management, LLC	407,133
James C. Pappas	407,133
Aggregate total owned by Engaged Capital and JCP:	1,839,022

EXHIBIT B

Press Release attached

JAMBA AGREES TO APPOINT TWO NEW INDEPENDENT DIRECTORS

Agrees to appoint James C. Pappas and Glenn W. Welling to Board of Directors

EMERYVILLE, Calif. – January 13, 2015 – Jamba, Inc. (NASDAQ:JMBA), a leading health and wellness brand and the leading retailer of freshly squeezed juice, today announced that it has entered into an agreement to appoint James C. Pappas, Managing Member of JCP Investment Management, LLC, and Glenn W. Welling, Managing Member and Chief Investment Officer of Engaged Capital, LLC, to its Board of Directors, effective immediately, and that each will be included in Jamba's slate of director nominees for election at the 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting"). Jamba also agreed that one current member of the Board would not be re-nominated to stand for election at the 2015 Annual Meeting. With these changes, after the 2015 Annual Meeting the Jamba Board will comprise nine directors, eight of whom are independent.

James D. White, chairman, president and CEO of Jamba, said, "We are pleased to welcome Glenn and James to the Board of Directors, and are confident that their diversified expertise will add valuable perspective to Jamba's Board as we continue to execute on our growth strategy. Jamba is focused on driving shareholder value as we expand our juicing platform and transition to an asset-light, franchise-focused model. We believe that including representatives from two of Jamba's large investors is in the best interest of the Company and all shareholders."

James C. Pappas of JCP Investment Management said, "We are pleased to join Jamba's Board. We look forward to working with management and the Board to help enhance value for all stockholders."

Glenn W. Welling of Engaged Capital said, "We appreciate Jamba's constructive approach and the recent steps that have been taken to enhance shareholder value. Jamba's commitment to transition to a franchise focused company has the potential to create meaningful value for shareholders, and I look forward to being a part of the team that makes that happen."

Under the terms of the agreement with Engaged Capital, LLC and certain of its affiliates ("Engaged Capital"), which beneficially own approximately 8.2% of the Company's outstanding shares, and JCP Investment Management, LLC and certain of its affiliates ("JCP"), which beneficially own approximately 2.3% of the Company's outstanding shares, JCP and Engaged Capital have agreed to vote their shares in favor of the election of the Company's slate of directors at the Company's 2015 Annual Meeting. In addition, JCP will, among other things, withdraw its nomination of candidates to stand for election at the Company's 2015 Annual Meeting and has agreed to customary standstill provisions through the date that is 45 days prior to the expiration of the Company's advance notice period for the nomination of directors at the Company's 2016 Annual Meeting of Stockholders. The full agreement will be filed in a Form 8-K with the Securities and Exchange Commission later today.

Mr. Pappas will serve as a member of the Board's Nominating and Corporate Governance Committee and as a member of the Audit Committee, and Mr. Welling will serve as a member of the Compensation and Executive Development Committee. The date of the 2015 Annual Meeting has not been set.

About James C. Pappas
James C. Pappas is the Managing Member of JCP Management and the sole member of JCP Holdings. Mr. Pappas has served on the Board of Directors of The Pantry, Inc. (NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, since March 2014. Previously, Mr. Pappas served as Chairman of the Board of Directors of Morgan's Foods, a then publicly traded company, from January 2013 until May 2014, when the company was acquired by Apex Restaurant Management, Inc. Mr. Pappas joined the Board of Morgan's Foods in February 2012, where he also served as Chairman of the Compensation and Leadership Committee. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (NYSE:GS) in their Investment Banking / Leveraged Finance Division. As part of the Goldman Sachs Leveraged Finance Group, Mr. Pappas

advised private equity groups and corporations on appropriate leveraged buyout, recapitalization and refinancing alternatives. Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America (NYSE:BAC), where he focused on Consumer and Retail Investment Banking, providing advice on a wide range of transactions including mergers and acquisitions, financings, restructurings and buyside engagements. Mr. Pappas received a BBA, and a Masters in Finance from Texas A&M University.

About Glenn W. Welling

Glenn W. Welling is the Founder and Chief Investment Officer of Engaged Capital, LLC, a California based investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities. Prior to founding Engaged Capital in February 2012, Mr. Welling was Principal and Managing Director at Relational Investors LLC ("Relational"), a $6 billion activist equity fund and registered investment adviser with the SEC, from June 2008 to October 2011 and served as its consultant from October 2011 until April 2012. Mr. Welling managed Relational's consumer, healthcare and utility investments and was responsible for investment selection, strategic development and catalyzing change at Relational's portfolio companies. Prior to Relational and from February 2002 to May 2008, Mr. Welling was a Managing Director at Credit Suisse Group AG ("Credit Suisse") (NYSE:CS), a leading global financial services company, where he was the Global Head of the Investment Banking Department's Advisory Businesses, which included The Buy-Side Insights (HOLT) Group, Financial Strategy Group and Ratings Advisory Group. Previously, Mr. Welling served as Partner and Managing Director of HOLT Value Associates L.P. ("HOLT"), a then leading provider of independent research and valuation services to asset managers, from October 1999 until January 2002 when HOLT was acquired by Credit Suisse. Prior to HOLT, he was the Managing Director of Valuad U.S., a financial software and training company, and senior manager at A.T. Kearney, one of the world's largest global management consulting firms. Mr. Welling also teaches executive education courses at The Wharton School of Business and is a frequent speaker at finance and investing conferences. He graduated from The Wharton School of the University of Pennsylvania where he currently serves as the Chairman of the school's tennis program and as a member of the Wharton School's Executive Education Board.

About Jamba Juice Company

Founded in 1990, Jamba, Inc. is a leading restaurant retailer of better-for-you, specialty beverage and food offerings, which include great tasting, whole fruit smoothies, fresh squeezed juices and juice blends, hot teas, and a variety of food items including hot oatmeal, breakfast wraps, sandwiches, Artisan Flatbreads™, baked goods, and snacks. As of September 30, 2014, there were 807 Jamba Juice store locations globally. Jamba is a proud sponsor of "Team Up for a Healthy America" in the fight against childhood obesity and encourages fans to join the Team Up community of celebrities, athletes, and other leaders committed to getting kids active and involved at www.myhealthpledge.com. Fans of Jamba Juice can find out more about Jamba Juice's locations as well as specific offerings and promotions by visiting the Jamba Juice website at www.JambaJuice.com or by contacting Jamba's Guest Services team at 1-866-4R-FRUIT (473-7848).

Forward-Looking Statements

This press release (including information incorporated or deemed incorporated by reference herein) contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on current expectations, estimates, forecasts, and projections as well as the current beliefs and assumptions of the Company's management. Words such as "outlook", "believes", "expects", "appears", "may", "will", "should", "anticipates", or the negative thereof or comparable terminology, are intended to identify such forward looking statements. Any statement that is not a historical fact and any other estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to factors discussed under the section entitled "Risk Factors" in the Company's reports filed with the SEC. Many of such factors relate to events and circumstances that are beyond the Company's control. You should not place undue reliance on forward-looking statements. The Company does not assume any obligation to update the information contained in this press release.

Contact

Investor Relations
Dara Dierks
646-277-1212
investors@jambajuice.com

Media Relations
Mike Fuccillo, Dir. Corporate Communications
mfuccillo@jambajuice.com
510-595-0100, X-7

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